Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT AND RESUMPTION OF TRADING

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2), 13.51B(2), 13.51(2)(r) and 13.51(5) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 26 August 2013, PetroChina Company Limited (the “Company”) was informed by China National Petroleum Corporation, the controlling shareholder of the Company, that Mr. Li Hualin, Vice President of the Company and Secretary to the Board of Director of the Company (the “Board”), Mr Ran Xinquan, executive Director and Vice President of the Company, and Mr Wang Daofu, Chief Geologist of the Company, are currently under investigation by relevant PRC authorities. Mr Li Hualin, Mr Ran Xinquan and Mr Wang Daofu have, due to personal reasons, resigned from their respective positions with immediate effect. Mr Ran Xinquan, Director of the Company, has confirmed that there has been no disagreement with the Company and the Board, and there is no other matter that should be brought to the attention of the shareholders of the Company.

Based on information available to the Board, the Company’s normal business operations are not affected. The Company will disclose the relevant information in a timely matter in accordance with regulatory requirements.

Application has been made by the Company to The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) for the resumption of trading in the H shares of the Company on the Stock Exchange with effect from 9:00 a.m. on 28 August 2013.

By order of the Board

PetroChina Company Limited

Chairman

Zhou Jiping

Beijing, the PRC

27 August 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.